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                             July 14, 2023

       Jordan Plews, Ph. D.
       Chief Executive Officer
       Elevai Labs Inc.
       120 Newport Center Drive, Ste. 250
       Newport Beach, CA 92660

                                                        Re: Elevai Labs Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 14,
2023
                                                            CIK No. 0001840563

       Dear Jordan Plews:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       The Company, page 2

   1. We note your response to prior comment 5 and the addition of the Glossary. Please briefly explain the terms
exosome    and    hUMSC    at first use on page 2.
       Channel Expansion..., page 8

   2. We note your response to prior comment 12. However, we do not note any revised disclosure specifying
the planned timing for prospective expansions relating to your production capacity and
laboratory space. Please revise or advise.
 Jordan Plews, Ph. D.
Elevai Labs Inc.
July 14, 2023
Page 2
Business
Manufacturing, page 76

3. We note your response to prior comment 20. We also note that you continue to assert that you utilize "superior" hUMSCs on page 62 and that you source "high quality" hUMSCs on page 78. Please provide your basis for these statements or remove them, as contemplated in your response.
Exhibits

4. Please file the distribution agreements with Refine USA, LLC and DermapenWorld Inc.
      as exhibits to your registration statement or tell us your basis for not filing them. Refer to
      Item 601(b)(10) of Regulation S-K for guidance.
       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,
FirstName LastNameJordan Plews, Ph. D.
                                                             Division of
Corporation Finance
Comapany NameElevai Labs Inc.
                                                             Office of Life
Sciences
July 14, 2023 Page 2
cc:       Tim Dockery, Esq.
FirstName LastName